Mail Stop 4561

February 26, 2008

*By U.S. Mail and facsimile to (717) 763-6402*

Stephen J. Schnoor
Senior Vice President and Chief Financial Officer
Harsco Corporation
P.O. Box 8888
Camp Hill, PA 17001-8888

      **Re:**    **Harsco Corp.**
             **Definitive 14A**
             **Filed March 20, 2007**
             **File No. 001-03970**

Dear Mr. Schnoor:

      We have completed our review of your executive compensation and related disclosure and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3397.

                    Sincerely,

                    Jay E. Ingram
                    Senior Attorney